Exhibit 11.1

Statement re: computation of per share earnings.

EXHIBIT 11

COMPUTATION OF EARNINGS PER COMMON SHARE

(Audited)

	For The Twelve Months
	Ended December 31

	2001	2000

NET INCOME	$49,776	$(658,384)

WEIGHTED AVERAGE SHARES:
Common shares outstanding	7,985,071	7,064,042
Assumed conversion of options and warrants	575,298	90,094

	8,560,369	7,154,136

INCOME PER COMMON SHARE:
Basic	$.01	$(.09)
Diluted	$.01	$(.09)